05038759

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2005 185 SEC MAIL SECTION WASH. D.C.

SEC FILE NUMBER
8-52286

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAKO GLOBAL DERIVATIVES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 CHRISTOPHER STREET
(No. and Street)

LONDON (City) U.K. (State) EC2A 2BS (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LORRAINE BAWES +44 20 7862 0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST AND YOUNG LLP
(Name – *if individual, state last, first, middle name*)

1 MORE LONDON PLACE (Address) LONDON (City) U.K. (State) SE1 2AE (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL E

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16 05

OATH OR AFFIRMATION

I, DAVID A. SEGEL, swear ~~(or affirm)~~ that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAKO GLOBAL DERIVATIVES, LLC, as of 31 DECEMBER, 20 04, are true and correct. I further swear ~~(or affirm)~~ that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to
at London, England this
24th day of February 2005
before me:

Notary Public Notary Public London, England
(RUTH M. CAMPBELL)

Signature

Title

CHEESWRIGHTS
10 PHILPOT LANE
LONDON
EC3M 8AA

My Commission Expires with Life

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FEB 28 2005
WASH, D.C. 185 SECTION

CONSOLIDATED FINANCIAL STATEMENTS

MAKO GLOBAL DERIVATIVES, L.L.C.

Year Ended December 31, 2004
with Report of Independent Auditor

CONTENTS

Ernst & Young

REPORT OF INDEPENDENT AUDITOR

Mako Global Derivatives, L.L.C.

December 31, 2004

To the Member of
Mako Global Derivatives, L.L.C.

We have audited the accompanying consolidated statement of financial condition of Mako Global Derivatives, L.L.C. and its subsidiary ("the Group") as of December 31, 2004, and the related consolidated statements of operations, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Ernst & Young LLP
Registered Auditors
London
February 25, 2005

Mako Global Derivatives, L.L.C.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2004

	USD'000s
ASSETS	
Property and equipment (net of accumulated depreciation of $26,000)	564
Cash	141
Receivable from clearing broker	139
Brokerage receivable	55
Other assets	322
Total assets	**1,221**
LIABILITIES AND MEMBER'S CAPITAL	
Other liabilities and accrued expenses	38
Total liabilities	
Commitments	
Member's capital	1,183
Total liabilities and member's capital	**1,221**

The accompanying notes are an integral part of this statement.

Mako Global Derivatives, L.L.C.

CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2004

	USD'000s
Income	
Net gains on securities and other investment transactions	2,120
Dividends and interest	2,026
	4,146
Expenses	
Compensation and related benefits	190
Floor brokerage and clearance fees	2,138
Interest	1,798
Communications	202
Dues, fees and assessments	132
Occupancy and equipment rentals	191
Professional fees	46
Other	464
	5,161
Net Loss	**(1,015)**

The accompanying notes are an integral part of this statement.

Mako Global Derivatives, L.L.C.

CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S CAPITAL

Year ended December 31, 2004

	USD'000s
Balance at January 1, 2004	7,100
Net loss	(1,015)
Capital withdrawals	(4,902)
Balance at December 31, 2004	**1,183**

The accompanying notes are an integral part of this statement.

Mako Global Derivatives, L.L.C.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2004

	USD'000s	USD'000s
Cash flows from operating activities		
Net loss		**(1,015)**
Changes in operating assets		
Securities owned	593,064	
Receivable from clearing broker	(22)	
Brokerage receivable	(43)	
Due from brokers	399	
Seats and licences	392	
Other assets	(235)	
		593,555
Changes in operating liabilities		
Securities sold, not yet purchased	(586,950)	
Other liabilities and accrued expenses	(3,178)	
		(590,128)
Net cash used in operating activities		**2,412**
Cash flows from investing activities		
Disposal of fixed assets	1,968	
Net cash from investing activities		**1,968**
Cash flows used in financing activities		
Capital withdrawals	(5,058)	
Net cash used in financing activities		**(5,058)**
Net decrease in cash		**(678)**
Cash at beginning of year		912
Change in cash balance		(771)
Cash at end of year		**141**
Supplemental disclosures of cash flow information:		
Cash paid during the year for interest		1,806

NOTE A - GENERAL BUSINESS

Mako Global Derivatives, L.L.C. (the "Company"), a Delaware limited liability company formed on October 27, 1999, is a registered broker-dealer under the Securities Exchange Act of 1934 and holds membership with the Chicago Board Options Exchange (CBOE), and has the ability to trade on the Pacific Exchange (PCX).

The Company's operations consisted of proprietary trading as well as market-making activities in futures, options on equity and indexes and options on futures instruments. The Company ceased is business and trading activities during 2004. The Company is wholly owned by Arrabon Holdings, L.L.C. (the "Parent"), which is wholly owned by Mako Global Derivatives Executives, L.L.C. ("Executives").

The Company subsidiary undertaking, Mako Financial Markets, L.L.C. is a broker-dealer registered with the National Association of Securities Dealers, Inc.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements of the Group are inclusive of the financial performance and financial condition of Mako Financial Markets, L.L.C., the wholly owned and sole subsidiary of Mako Global Derivatives, L.L.C.

Securities Transactions and Revenue Recognition

The Company has ceased its proprietary security, option and futures trading activities and, as such, all security transactions and related revenue and expenses have been realized. Commission income in is recognized on an accruals basis, based on the trade date of the transaction.

Property and Equipment

Property, which comprises a property used in the business, is carried at cost and depreciated over its useful economic life using the straight-line method.
Equipment, which comprised primarily of fixtures and fittings, is recorded at cost and depreciated over their estimated useful lives (three to five years) using the straight-line method.

Income Taxes

The operations of the Group will be included in the taxable income of the sole member and, accordingly, no provision for Federal state and local income taxes is recorded in the financial statements.

NOTE B (CONTINUED)

Receivable from Clearing Broker

Amounts receivable from clearing broker represent cash held at the clearer as a security deposit in the event that the Group momentarily holds positions due to a third party default.

Clearing Agent

Customer securities transactions are cleared on behalf of the Group by a clearing broker, on a fully disclosed basis, pursuant to a clearing agreement. The Group has agreed to indemnify the clearing broker for losses the broker may sustain from the customer accounts introduced by the Group.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statement and accompanying notes. Actual results could differ from those estimates.

NOTE C - 401(k) PLAN

The Company sponsors a savings plan under Section 401(k) of the Internal Revenue Code. All eligible employees, as defined, may elect to contribute to the plan. Participants of the plan are entitled, upon termination or retirement, to their vested portions of the assets held by the trustee. The Company matches the employees' contributions up to 6% of total salary, dollar for dollar. Included in employees' compensation and related benefits on the statement of operations, is $95,000 contributed by the Company, under this plan.